Exhibit 12.1

NS GROUP, INC.	June 30, 2006	Form 10-Q
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(thousands of dollars)

	Three Months Ended		Six Months Ended
	6/30/2006	6/30/2005	6/30/2006	6/30/2005
Earnings
Pretax income (loss)	$51,627	$40,298	$107,290	$63,005

Interest expense	141	176	286	335
Interest portion of rent expense (a)	161	120	329	266

	$51,929	$40,594	$107,905	$63,606

Fixed Charges
Interest expense	141	176	$286	$335
Interest portion of rent expense (a)	161	120	329	266

	$302	$296	$615	$601

Ratio of Earnings to Fixed Charges	172.0	137.1	175.5	105.8

(a)	One-third of rent expense is the portion deemed representative of the interest factor.